UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated May 14, 2008, announcing the Company’s first quarter results and declaration of first quarter dividend.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS FIRST QUARTER 2008 RESULTS
AND DECLARES QUARTERLY DIVIDEND OF $0.4375 PER SHARE

ATHENS, Greece, May 14, 2008 - Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in dry bulk cargoes, announced today its results for the three months ended March 31, 2008.

For the three months ended March 31, 2008, the Company reported net income of $15.8 million and earnings per share basic and diluted were $0.60 and $0.59, respectively, compared to net income of $5.8 million and $0.43 earnings per share basic and diluted for the three months ended March 31, 2007.

Excluding all non-cash items described below, adjusted earnings per share basic and diluted for the first quarter of 2008 were $0.54 and $0.53, respectively. This compares to adjusted earnings per share basic and diluted of $0.49 for the first quarter of 2007. Please refer to the table at the back of this press release for a reconciliation of GAAP earnings per share to non-GAAP adjusted earnings per share.

First Quarter 2008 Financial Results:
Time charter revenue for the first quarter of 2008 was $40.5 million compared to $13.5 million in the first quarter in 2007.  The Company reported net income of $15.8 million, or $0.60 and $0.59 per basic and diluted share, respectively, in the first quarter of 2008, calculated on 26,272,702 weighted average number of shares, basic, and on 26,735,470 weighted average number of shares, diluted, outstanding for the period and reflecting the impact of the non-cash items discussed below.  In the first quarter of 2007 net income was $5.8 million, or $0.43 per basic and diluted share, calculated on 11,497,656 and 11,504,486 weighted average number of shares basic and diluted, respectively.

EBITDA was $27.1 million for the first quarter of 2008, compared to $10.5 million for the first quarter of 2007. This was calculated by adding to net income of $15.8 million for the three months ended March 31, 2008, net interest expense and depreciation that in the aggregate amounted to $11.3 million for the three months ended March 31, 2008. Adjusted EBITDA excluding all non-cash items described below was $25.6 million for the first quarter of 2008, compared to $10.3 million for the first quarter of 2007. Please see the table at the back of this release for a reconciliation of net income to EBITDA.

The Company operated an average of 11 vessels during the first quarter of 2008, earning an average time charter equivalent rate of $39,098 per day, compared to an average of 5.82 vessels during the first quarter of 2007, earning an average time charter equivalent rate of $24,498 per day. Adjusted to exclude the effect of the amortization of below market acquired time charters, the time charter equivalent rate for the first quarter of 2008 was $31,481, compared to $23,914 for the first quarter of 2007. Total adjusted operating expenses in the first quarter of 2008 were $6.1 million, or approximately $6,112 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.1 million of share-based compensation. In the first quarter of 2007, total adjusted operating expenses were $2.6 million, or approximately $4,896 per day, including vessel operating expenses, management fees and general and administrative expenses, but excluding $0.1 million of share-based compensation.

The Company’s results for the three months ended March 31, 2008 included the following non-cash items:

▪
Non-cash revenue of $7.5 million and depreciation expense of $0.7 million associated with below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to time charter revenue and depreciation expense.  These non-cash items contributed an aggregate of $6.8 million to net income, or $0.26 to basic and diluted earnings per share, for the three months ended March 31, 2008.

▪	An unrealized loss from interest rate swaps of $5.2 million, or ($0.19) per basic and diluted share, for the three months ended March 31, 2008.
▪
Non-cash expenses of $0.1 million, or ($0.01) per basic and diluted share, relating to the amortization up to March 31, 2008, of the compensation cost recognized for a total of 111,500 restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $1.5 million to net income, or $0.06 to earnings per basic and diluted share, for the three months ended March 31, 2008.

Dividend Declared
Based on the financial results for the first quarter of 2008, on May 13, 2008 the Company’s Board of Directors declared a quarterly dividend of $0.4375 per share, payable on May 29, 2008 to shareholders of record as of May 26, 2008.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are pleased to announce strong year over year growth in revenues, earnings and cash flows in the first quarter of 2008, reflecting the successful expansion of our operations. During the beginning of 2008, our markets remained robust and we continued to execute on our strategic plan of forward chartering our vessels, as evidenced by our recent announcements regarding the successful fixing of charters for four of the six vessels coming off charter this year at significantly higher average rates than they were receiving previously. In addition, we continue to fulfill our commitment to our shareholders, declaring our fifth consecutive quarterly dividend of $0.4375 per share.”

Mr. Bodouroglou concluded, “We’ve had an excellent start to 2008.  In the coming months we will continue to focus on locking in future revenues by fixing the remaining two ships we have targeted for this year.  Supported by our excellent financial position, we will also seek new opportunities to expand our fleet and drive further revenue growth through the acquisition of additional modern vessels.  We believe we are well positioned as we seek to grow our earnings and cash flow in 2008 and beyond, and look forward with confidence to a strong year.”

Time Charter Coverage Update
Pursuant to its time chartering strategy, Paragon Shipping charters vessels for periods ranging from one to three years.  Since the beginning of 2008 the Company has successfully fixed four of the six vessels coming off charter this year at an aggregate average rate increase of 25%.  As a result, the Company has currently fixed 100% and 84% of its available fleet days in 2008 and 2009, respectively.

Cash Flows
For the three months ended March 31, 2008, the Company generated net cash from operating activities of $17.0 million compared to $7.8 million in the three months ended March 31, 2007.  For the three months ended March 31, 2008 net cash from investing activities was $3.0 million and cash used in financing activities was $1.9 million.  For the three months ended March 31, 2007 net cash used in investing activities was $58.9 million and cash from financing activities was $30.7 million.

Conference Call and Webcast:
The Company’s management will host a conference call to discuss the results on Thursday, May 15, 2008 at 9:00 a.m. Eastern Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: + 1 866 288 9315 (from the US), + 44 (0) 800 3769 250 (from the UK), or + 30 211 180 2000 (all other callers). The access code for the call is “909”.

A telephonic replay of the conference call will be available for 90 days by dialing + 1 866 288 9317 (from the US), + 44 (0) 800 901 2906 (from the UK) or + 30 210 94 60 929 (all other callers). The access code for the replay is “909#”.

Slides and audio webcast:
There will also be a live webcast of the conference call and accompanying slide presentation on the Paragon Shipping Inc. website (www.paragonship.com). Please allow 15 minutes prior to the call to visit the site and download and install any necessary audio software. The webcast will be archived on this site for one year.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of eleven vessels with a total carrying capacity of 706,358 dwt. For further information, please visit the Company’s website at www.paragonship.com.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important  factors, other important  factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven FD Tel: +1(212) 850-5600
- Tables Follow -

Updated Fleet List:
The following table represents our fleet as of May 14, 2008.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Total Supramax	1	53,702
Grand Total	11	706,358

Summary Fleet Data:
	First Quarter Ended March 31, 2007	First Quarter Ended March 31, 2008
FLEET DATA
Average number of vessels (1)	5.82	11
Available days for fleet (2)	524	989
Calendar days for fleet (3)	524	1,001
Fleet utilization (4)	100%	99%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	24,498	39,098
Time charter equivalent Adjusted (5)	23,914	31,481
Vessel operating expenses (6)	3,256	4,204
Management fees (7)	675	764
General and administrative expenses (8) Adjusted	965	1,144
Total vessel operating expenses (9) Adjusted	4,896	6,112

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, drydocks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired which are amortized over the remaining period of the time charter as an increase to time charter revenue have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.
(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and dry-docking expenses, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Dry-docking expenses for the first quarter of 2008 amounted to $112,522 or $112 per day.

(7)	Daily management fees is calculated by dividing management fees by fleet calendar days for the relevant time period.
(8)
Daily general and administrative expenses is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for options and restricted shares have been excluded.

(9)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for options and restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)
	First Quarter Ended March 31, 2007	First Quarter Ended March 31, 2008
Time Charter Revenues	13,538,554	40,454,094
Less Voyage Expenses	38,056	51,897
Less Commission	663,549	1,733,853
Total Revenue, net of voyage expenses	12,836,949	38,668,344
Total available days	524	989
Time Charter Equivalent	24,498	39,098
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	13,538,554	40,454,094
Less Voyage Expenses	38,056	51,897
Less Commission	663,549	1,733,853
Total Revenue, net of voyage expenses	12,836,949	38,668,344
Less Amortization of Below Market Acquired Time Charters	306,000	7,533,493
Total Revenue, net of voyage expenses Adjusted	12,530,949	31,134,851
Total available days	524	989
Time Charter Equivalent Adjusted	23,914	31,481

PARAGON SHIPPING INC.
Condensed Statement of Cash Flows
(Expressed in United States Dollars)
	First Quarter Ended March 31, 2007	First Quarter Ended March 31, 2008
Cash and cash equivalents, beginning of year	32,331,848	31,328,637
Provided by (used in):
Operating Activities	7,818,348	17,033,876
Investing Activities	(58,872,193)	3,000,000
Financing Activities	30,704,030	(1,949,593)
Net (decrease) / increase in cash and cash equivalents	(20,349,815)	18,084,283
Cash and cash equivalents, end of period	11,982,033	49,412,920

EBITDA Reconciliation (1)
(Expressed in United States Dollars)
	First Quarter Ended March 31, 2007	First Quarter Ended March 31, 2008
Net Income	5,814,526	15,764,840
Plus Net Interest expense	1,564,403	3,528,592
Plus Depreciation	3,129,196	7,848,566
Plus Amortization	-	-
EBITDA	10,508,125	27,141,998
Adjusted EBITDA Reconciliation
Net Income	5,814,526	15,764,840
Non-cash revenue and depreciation due to below market acquired time charters	(299,729)	(6,845,232)
Unrealized loss from interest rate swap	88,571	5,182,783
Non-cash expenses from the amortization of compensation cost recognized for restricted shares issued	42,183	134,416
Adjusted Net Income	5,645,551	14,236,807
Plus Net Interest expense	1,564,403	3,528,592
Plus Depreciation	3,129,196	7,848,566
Plus Amortization	-	-
Adjusted EBITDA	10,339,150	25,613,965

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive at the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)
GAAP Financial Information	First Quarter Ended March 31, 2007	First Quarter Ended March 31, 2008
Net Income	5,814,526	15,764,840
Income allocable to Class B common shares	862,767	-
Income available to Class A common shares	4,951,759	15,764,840
Weighted average number of Class A common shares basic	11,497,656	26,272,702
Weighted average number of Class A common shares diluted	11,504,486	26,735,470
Earnings per Class A common shares basic	0.43	0.60
Earnings per Class A common shares diluted	0.43	0.59
Reconciliation of Net Income to Adjusted Net Income
Net Income	5,814,526	15,764,840
Non-cash revenue and depreciation due to below market acquired time charters	(299,729)	(6,845,232)
Unrealized loss from interest rate swap	88,571	5,182,783
Non-cash expenses from the amortization of compensation cost recognized for restricted shares issued	42,183	134,416
Adjusted Net Income	5,645,551	14,236,807
Weighted average number of common shares basic	11,497,656	26,272,702
Weighted average number of common shares diluted	11,504,486	26,735,470
Adjusted earnings per share basic (1)	0.49	0.54
Adjusted earnings per share diluted (1)	0.49	0.53

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Consolidated Balance Sheets
As of December 31, 2007 and March 31, 2008
(Expressed in United States Dollars)
	December 31, 2007	March 31, 2008
Assets
Current assets
Cash and cash equivalents……………………..	31,328,637	49,412,920
Trade receivables…………………………………	354,154	215,189
Other receivables…………………………………	287,546	534,284
Prepaid expenses………………………………..	654,576	835
Due from management company……………….	—	681,826
Inventories…………………………………………	801,373	782,968
Total current assets	33,426,286	51,628,022
Fixed assets
Vessels at cost…………………………………..	633,378,703	633,378,703
Less:accumulated depreciation…………………	(18,268,064)	(26,116,630)
Total fixed assets	615,110,639	607,262,073
Other assets………………………………………	1,584,950	1,515,399
Restricted cash…………………………………..	8,010,000	5,010,000
Other long term receivables…………………….	1,340,602	1,797,705
Total Assets	659,472,477	667,213,199
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable…………………………	2,487,291	2,609,702
Accrued expenses……………………………….	5,494,431	2,531,708
Due to management company………………….	1,642,805	—
Deferred income………………………………….	3,176,938	3,367,681
Current portion of long-term debt……………….	9,000,000	9,000,000
Total current liabilities	21,801,465	17,509,091
Long-term debt……………………………………	309,000,000	306,750,000
Other long-term payable…………………………	586,499	972,719
Interest rate swap………………………………..	1,370,701	6,553,484
Below market acquired time charters………….	51,077,602	43,544,109
Total long-term liabilities	362,034,802	357,820,312
Total Liabilities	383,836,267	375,329,403
Commitments and Contingencies
Shareholders' equity:
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued, none outstanding at December 31, 2007 and March 31, 2008 Class A common shares, $0.001 par value; 120,000,000 authorized 25,744,983 issued and outstanding at December 31, 2007 and 26,961,612 issued and outstanding at March 31, 2008……………………………….	25,745	26,962
Class B common shares, $0.001 par value; 5,000,000 athorized, none issued and outstanding at December 31, 2007 and March 31, 2008……………………………..	—	—
Additional paid-in capital………………………..	304,408,972	316,463,461
Accumulated deficit……………………………..	(28,798,507)	(24,606,627)
Total shareholders' equity	275,636,210	291,883,796
Total Liabiliies and Shareholders' Equity	659,472,477	667,213,199

Paragon Shipping Inc.
Unaudited Consolidated Statement of Operations
For the three months ended March 31, 2007 and March 31, 2008
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2007
Revenue
Time charter revenue…………………………….	13,538,554	40,454,094
Less: commissions………………………………	663,549	1,733,853
Net Revenue	12,875,005	38,720,241
Expenses
Voyage expenses………………………………..	38,056	51,897
Vessels operating expenses……………………	1,706,239	4,208,176
Management fees charged by a related party..	353,467	764,764
Depreciation………………………………………	3,129,196	7,848,566
General and administrative expenses (including share
based compensation of $42,183 for the three months ended March 31, 2007 and $134,416 for the three months ended March 31, 2008…...……………..	548,094	1,279,271
Operating Income	7,099,953	24,567,567

Other Income (Expenses)
Interest and finance costs………………………	(1,716,186)	(4,088,598)
Unrealized loss on interest rate swap…………	(88,571)	(5,182,783)
Interest income…………………………………..	151,783	560,006
Gain from the change in fair value of warrants..	368,322	—
Foreign currency losses…………………………	(775)	(91,352)
Total Other Expenses, net	(1,285,427)	(8,802,727)
Net Income	5,814,526	15,764,840

Income allocable to Class B common shares	862,767	—
Income available to Class A common shares	4,951,759	15,764,840

Earnings per Class A common share, basic	$0.43	$0.60
Earnings per Class A common share, diluted	$0.43	$0.59
Earnings per Class B common share, basic and diluted	$0.00	—
Weighted average number of Class A common shares, basic.…………………………………….	11,497,656	26,272,702
Weighted average number of Class A common shares, diluted.…………………………………..	11,504,486	26,735,470
Weighted average number of Class B common shares, basic and diluted………………………	2,003,288	—

Paragon Shipping Inc.
Unaudited Consolidated Statement of Shareholders' Equity
For the three months ended March 31, 2008
(Expressed in United States Dollars)

	Class A Shares
			Additional
	Number of	Par	Paid-in	Accumulated
	Shares	Value	Capital	deficit	Total
Balance January 1, 2008	25,744,983	25,745	304,408,972	(28,798,507)	275,636,210
Issuance of Class A common shares, from the exercise of warrants and options…….....................................	1,191,629	1,192	11,920,098		11,921,290
Share based compensation......……..			134,416		134,416
Issuance of restricted Class A common shares...............................	26,000	26	(26)		—
Cancellation of restricted Class A common shares...............................	(1,000)	(1)	1		—
Dividends paid…...…………………….				(11,572,960)	(11,572,960)
Net Income……………………………..				15,764,840	15,764,840
Balance March 31, 2008	26,961,612	26,962	316,463,461	(24,606,627)	291,883,796

Paragon Shipping Inc.
Unaudited Consolidated Statement of Cash Flows
For the three months ended March 31, 2007 and March 31, 2008
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2008

Cash Flows from Operating Activities
Net Income……………………………………….	5,814,526	15,764,840
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation……………………………………..	3,129,196	7,848,566
Amortization of below market acquired time charters	(306,000)	(7,533,493)
Amortization of financing costs………………..	34,197	117,474
Share based compensation…………………….	42,183	134,416
Unrealized loss on interest rate swap…………	88,571	5,182,783
Gain from the change in fair value of warrants..	(368,322)	—
Changes in assets and liabilities
Decrease in trade receivables………………….	—	138,965
Decrease / (increase) in other receivables……	810,201	(246,738)
Decrease in prepaid expenses…………………	—	653,741
(Increase) / decrease in inventories……………	(204,511)	18,405
Increase in due from management company…	(1,240,681)	(681,826)
Increase in other long term receivables……….	—	(457,103)
Increase in trade accounts payable……………	857,824	122,411
Decrease in accrued expenses………………..	(98,680)	(2,962,723)
Decrease in due to management company…..	(1,741,872)	(1,642,805)
Increase in deferred income…………………….	1,001,716	190,743
Increase in other long-term payable……………	—	386,220
Net cash from operating activities	7,818,348	17,033,876
Cash flow from investing activities
Asquisition of vessels and capital expenditures	(55,862,193)	—
Restricted cash…………………………………..	(3,010,000)	3,000,000
Net cash (used in) from investing activities	(58,872,193)	3,000,000
Cash flows from financing activities
Proceeds from long-term debt………………….	30,812,500	—
Repayment of long-term debt…………………..	—	(2,250,000)
Payment of financing costs……………………..	(108,470)	(47,923)
Proceeds from the issuance of Class A common shares from the exercise of warrants and options	—	11,921,290
Dividends paid…………………………………….	—	(11,572,960)
Net cash from / (used in) financing activities	30,704,030	(1,949,593)
Net (decrease) / increase in cash and cash equivalents	(20,349,815)	18,084,283
Cash and cash equivalents at the beginning of the period	32,331,848	31,328,637
Cash and cash equivalents at the end of the period	11,982,033	49,412,920
Supplemental disclosure of cash flow information
Cash paid during the period for interest………..	1,543,765	4,259,341

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: May 21, 2008	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 885708